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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           Genaissance Pharmaceuticals, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    36867W105
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                                 (CUSIP Number)

                                December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)




          Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

CUSIP No.         36867W105

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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                                International BM Biomedicine Holdings AG

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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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     3.  SEC Use Only

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     4.  Citizenship or Place of Organization Basel, Switzerland.

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Number of     5. Sole Voting Power  310,655
Shares Bene-  -----------------------------------------------------------
ficially      6. Shared Voting Power
Owned by Each -----------------------------------------------------------
Reporting     7. Sole Dispositive Power  310,655
Person With:  -----------------------------------------------------------
              8. Shared Dispositive Power
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     9.  Aggregate Amount Beneficially Owned by Each Reporting Person.
                                         310,655
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).

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     11. Percent of Class Represented by Amount in Row (9) 1.3%

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     12. Type of Reporting Person (See Instructions)

                                       CO
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                                   Page 2 of 6

Item 1.

          (a)  Name of Issuer Genaissance Pharmaceuticals, Inc.

          (b) Address of Issuer's Principal Executive Offices: Five Science Park, New Haven, CT 06511

Item 2.

          (a)  Name of Person Filing International BM Biomedicine Holdings AG

          (b) Address of Principal Business Office or, if none, Residence Nauenstrasse 41, P.O.Box 4002, Basel, Switzerland

          (c)  Citizenship Switzerland

          (d)  Title of Class of Securities Common Stock

          (e)  CUSIP Number 36867W105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
               Item 1.

          (a) Amount beneficially owned: 310,655 (includes 5,455 shares covered by warrant)

          (b)  Percent of class: 1.3%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote 310,655

               (ii)  Shared power to vote or to direct the vote

               (iii) Sole power to dispose or to direct the disposition of
                     310,655

               (iv)   Shared power to dispose or to direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             310,655 of the shares beneficially owned by the Reporting Person reported herein are owned directly by Biomedicine LP. The general partner of Biomedicine LP is International BM Biomedicine Holdings (Cayman) Ltd., which is wholly owned by the Reporting Person.

Item 8.  Identification and Classification of Members of the Group

                                     Not Applicable

Item 9.  Notice of Dissolution of Group

                                     Not Applicable

Item 10. Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 10, 2004
                                -----------------
                                      Date

                    INTERNATIONAL BM BIOMEDICINE HOLDINGS AG

                  /s/ Prof. Dr. Manfred A. Timmermann

                  ----------------------------------------
                                    Signature

                 Prof. Dr. Manfred A. Timmermann / Chairman
                 ----------------------------------------
                                   Name/Title


                  /s/ Patrick Weber
                 ----------------------------------------
                                    Signature

                               Patrick Weber / CEO
                               -------------------
                                   Name/Title



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